UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Moneyline Sports, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Nevada

    Date of Organization:

    April 24, 2023

Physical Address of Issuer:

31 Hudson Yards 11th Floor, New York, New York 10001

Website of Issuer:

www.moneylinesports.tv

Is there a co-issuer?   □ *yes*   ⊠ *no.*

Name of Intermediary through which the Offering will be Conducted:

Jumpstart Micro, Inc., d/b/a Issuance Express

CIK Number of Intermediary:

0001664804

SEC File Number of Intermediary:

007-00008

CRD Number of Intermediary:

282912

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

The Issuer shall pay the Intermediary a cash-based success fee of six percent (6%) of the dollar amount raised in the Offering after each successful closing, including any intermediate closings.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

None.

Type of Security Offered:

Common Stock

Target Number of Securities to be Offered:

15,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$15,000

Over-subscriptions Accepted:
☒ Yes
☐ No

Over-subscriptions will be Allocated:
☐ Pro-rata basis
☒ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum "Offering Amount" (if different from Target Offering Amount):

$3,000,000

Deadline to reach the Target Offering Amount:

August 1, 2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

1

Summary Financial Information

	Period Ended April 30, 2023†
Total Assets	$15,100
Cash and Cash Equivalents	$15,100
Accounts Receivable	$-0-
Short-term Debt	$22,600
Long-term Debt	$-0-
Revenues	$-0-
Cost of Revenues	$-0-
Taxes Paid	$-0-
Net Income (Loss)	$(7,500)

† *The Company was incorporate on April 24, 2023. The financial results presented are at April 30, 2023, and for the period from inception (April 24, 2023) through April 30, 2023. See Exhibit A for the audited financial statements of the Company.*

The jurisdictions in which the Company intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.



Moneyline Sports, Inc.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY, AS THE ISSUER OF THE OFFERED SECURITIES, AND THE TERMS OF THE OFFERING, INDUCING THE MERITS AND RISKS INVOLVED.

THE OFFERED SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS FORM C.

THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") DOES NOT PASS UPON THE MERITS OF THE OFFERED SECURITIES OFFERED OR THE TERMS OF THE OFFERING NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR OTHER RELATED MATERIALS.

THE OFFERED SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION. HOWEVER, NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES AUTHORITY HAS MADE AN INDEPENDENT DETERMINATION THAT THE OFFERED SECURITIES ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than Jumpstart Micro, Inc., d/b/a Issuance Express (the "Intermediary"), has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Offered Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective

Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "Investors" or "you". The Company is referred to herein as the "Issuer" or "we". In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The date of this Form C is August 1, 2023

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider the information set forth in this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time and it is not possible for the Company to predict all of them The Company undertakes no obligation to update any forward-looking statement whether as a result of new information, future developments or otherwise, except as may be required by law.

THE OFFERING AND THE OFFERED SECURITIES

The Offering

The Company is offering a minimum amount of $15,000 (the "Target Offering Amount") and up to a maximum amount of $3,000,000 (the "Maximum Offering Amount") of shares of Company common stock (the "Offered Securities") on a best efforts basis as described in this Form C (the "Offering"). The Minimum Individual Purchase Amount is $500. The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, if any, and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by July 10, 2024 (the "Offering Deadline"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Offered Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Offered Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Offered Securities.

In order to purchase the Offered Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary (as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Offered Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Company and the investor will receive their Offered Securities.

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of the Company's services and business plan can be found on the Company's profile page on the Intermediary's website located at JumpstartMicro.com (the "Deal Page"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, provided (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "Initial Closing"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "Subsequent Closing") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Offered Securities

The Offered Securities are shares of the Company's common stock, $0.001 par value per share. The Company does not have the right to repurchase or redeem the Offered Securities.

Other Information

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE OFFERED SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE OFFERED SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENTS. SEE THE SECTION BELOW ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF OFFERED SECURITIES HEREUNDER, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT. THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

FORTRESS TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

COMMISSION AND FEES

Cash Commission

The Issuer shall pay the Intermediary a cash-based success fee of six percent (6%) of the dollar amount raised in the Offering after each successful closing, including any intermediate closings.

Other Compensation and Fees

No other cash compensation or fees are payable by the Company to the Intermediary. However, the Company has agreed to indemnify and hold harmless the Intermediary and its affiliates officers, directors, employees, agents and contractors from and against any and all claims, losses, damages, and liabilities, joint or several, or actions, including shareholder actions, in respect thereof related to, or arising, directly or indirectly, out of, the services relating to the Offering, and with respect to any untrue statement of a material fact or omission of a material fact necessary in order to make the statements herein, in light of the circumstances in which they were made, not misleading. The Company is required, in such circumstance, to assume the defense of any such action, including the employment and fees of counsel and payment of reasonable and accountable expenses.

INVESTMENT PERKS

Investors in this Offering will also enjoy five (5) tiers of investment perks:

Investment Amount	Investment Perk
$500+	6-month Free Subscription to SportsTraderAi™
$1,000+	1-year Free Subscription to SportsTraderAi™
$10,000+	1-year Free Subscription to SportsTraderAi™ and two (2) tickets to a regular season game of favorite NFL team
$25,000+	Lifetime Subscription to SportsTraderAi™ and two (2) tickets to an NFL post-season playoff game
$50,000+	Lifetime Subscription to SportsTraderAi™ and two (2) tickets to either 2024 Super Bowl or a 2024 NBA playoff game

RISK FACTORS

Investing in the Offered Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Offered Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Offered Securities. The Offered Securities should only be purchased by persons who can afford to lose all of their investment.

<u>Risks Related to the Company's Business and Industry</u>

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United

States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investments.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

We rely on certain intellectual property rights to operate its business. Our intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on non-disclosure and non-competition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The success of our business depends on the quality of our strategy and our ability to execute on it.

Our business strategy makes a number of assumptions about the current and future state of the industry in which we operate, including, but not limited to, the current and future state of the markets and economies in which we operate, the current and expected future actions of governmental agencies, the current and future capacity and effectiveness of our competitors, and the current and future desires and wants and means of our customers. Our strategy also makes assumptions about the current and future state of our own business, including our capacity and effectiveness and our ability to respond to all of the aforementioned factors, among others. All of these assumptions are informed by data and information that is publicly available and which we gather for ourselves and by our ability to process and understand such data and information. Any or all of our assumptions may prove to be faulty and/or our data and/or information may be inaccurate or incomplete, in which case our strategy may prove to be incorrect or inadequate for the demands of our industry. Even if our strategy is a good one, we cannot be certain that our business is equipped to execute the plans and actions that might be necessary to achieve success. If any of our assumptions prove to be incorrect, our strategies prove to be poor or we are unable to execute on our strategies then our business, financial condition, results of operations, prospects and cash flows could be negatively impacted.

The success of our business depends in part on our ability to anticipate and satisfy customer preferences in a timely manner.

As we operate in a dynamic environment characterized by rapidly changing industry and legal standards, our products are subject to changing consumer preferences that cannot be predicted with certainty. We need to continually introduce new offerings and identify future product offerings that complement our existing platforms, respond to our customers' needs and improve and enhance our existing platforms to maintain or increase our customer engagement and growth of our business. We may not be able to compete effectively if our sports betting applications are not competitive or unless our product selection keeps up with trends in the digital sports entertainment and gaming industries in which we compete, or trends in new gaming products. If we are unable to anticipate and satisfy customer preferences in a timely manner and/or we are unable to provide competitive and appealing products to our customers, then our business, financial condition, results of operations, prospects and cash flows could be negatively impacted.

Competition within the broader entertainment industry is intense and our existing and potential customers may be attracted to competing betting and gaming options, as well as other forms of entertainment, such as video games, television, movies and sporting events.

We operate in the entertainment betting and gaming industries within the broader entertainment industry, with our business-to-consumer offerings, including sports betting and online casino gaming. Our customers are offered a vast array of entertainment choices. Other forms of entertainment, such as television, movies, sporting events, other forms of non-gambling games and in-person casinos, are well established and may be perceived by our customers to offer greater variety, affordability, interactivity and enjoyment. New and alternative product categories are continuously evolving that may be perceived by our customers to offer equivalent or better entertainment, including casual games, daily fantasy sports (a variation on fantasy sports leagues), and apps and websites that offer the trading of financial instruments in a manner that incorporates elements that are similar to gambling. We compete with these other forms of entertainment for the discretionary time and income of our customers. If we are unable to sustain sufficient interest in our product offerings in comparison to other forms of entertainment, our business model may not continue to be viable.

Our future results of operations are expected to fluctuate due to seasonality.

Although the sporting calendar is year-round, there is seasonality in sporting events that may impact our operations. This expected seasonality can be expected to adversely affect our revenues and cashflow during times of year when customers are naturally more likely to engage with other non-gaming activities. Such fluctuations and uncertainties may negatively impact our overall operating results.

Because a significant portion of our sports betting business is based on open-air, live events, extreme weather conditions may result in the postponement or cancellation of such events and negatively impact our associated revenues.

Extreme weather conditions may interrupt live sporting events, causing their postponement or, in unusual circumstances, their cancellation. In such circumstances, because our sports betting operations rely on such events being carried out in accordance with pre-set timetables, we may be forced to reverse wagers already placed or remove future betting propositions. Climate change may make past weather conditions unrepresentative of future weather conditions and extreme weather conditions may increase in number or severity in the future. While certain sporting events may shift to closed environments, other sporting events may be ill-suited or less popular in such environments. We do not currently maintain insurance coverage applicable to cover either the costs or loss of revenue that we may incur due to the postponement or cancellation of events caused by extreme weather conditions. These circumstances may adversely affect our revenues and our customer relationships.

We make use of machine learning and other data science and analytics techniques and technologies throughout our business and attempt to integrate this into customer-facing systems in ways that may have significant effects on our revenues and profits. The nature of such systems is that their outcomes cannot always be predicted and, therefore, our periodic operating results will not be guarantees of future performance.

We use machine learning and data science and analytics methodologies and techniques to seek to understand individual customer preferences and attributes as well as to detect fraud and manage risk. Machine learning systems are by their nature often opaque and can evolve over time. If we fail to implement or maintain adequate controls over such systems, then they may evolve to produce outcomes that could adversely affect our results of operations.

If we are unable to attract new customers or retain existing customers, or if our systems for capturing and processing data were to degrade or fail in any way, then the amount of data reviewed and processed by our machine learning and data science and analytics models will be reduced or fail to grow at a pace that will allow us to continue to improve the efficiency of our models, which may reduce the accuracy of such systems. Additionally, such systems may not be able to effectively account for matters that are inherently difficult to predict or are otherwise beyond our control, such as social engineering and other methods of perpetrating fraud that do not lend themselves well to risk-based analysis. Material errors or inaccuracies in such machine learning and data science and analytics models could lead us to make inaccurate or sub-optimal operational or strategic decisions, which could adversely affect our business, financial condition and results of operations.

We rely on third-party service providers, such as third-party payment processors, third-party marketing and customer communications systems providers, third-party sportsbook technology providers and third-party outsourced services providers.

We will rely on third-party payment processors to process financial transaction made by our customers with our platform. If any of our third-party payment processors terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate payment processor, and may not be able to secure similar terms or replace such payment processor in an acceptable time frame. Further, the software and services provided by our third-party payment processors may not meet our expectations, contain errors or vulnerabilities, be compromised or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions with customers on our platform, which could adversely affect our ability to attract and retain customers.

All payments will be made by credit card, debit card or through other third-party payment services, which subjects us to certain regulations and to the risk of fraud. We may in the future offer new payment options to customers that may be subject to additional regulations and risks and/or may incur higher transaction charges. If we fail to comply with applicable rules and regulations, we may be subject to civil or criminal penalties, fines and/or higher transaction fees and may lose our ability to accept online payments or other payment card transactions, which could make our offerings less convenient and attractive to our customers. If any of these events were to occur, our business, financial condition, results of operations and prospects could be adversely affected.

Initially, we intend to rely on third-party service providers for components of our marketing and customer communications processes and systems. Failures or outages in these systems may inhibit our ability to acquire new customers or retain existing customers. The nature of these processes means that certain customer personal information may be transmitted through these systems. If these systems are compromised in any way, then customer personal data might be compromised and in turn our customers' perception of our reliability and security might be impacted. Any of the foregoing risks could adversely affect our business, financial condition, results of operations and prospects.

We also will rely on third-party sports data providers to obtain accurate information regarding schedules, results, performance and outcomes of sporting events. We will rely on this data to display sporting events, odds and outcomes to customers. If we experience errors in this data feed that result in us incorrectly displaying events, odds and outcomes, our customers may have a negative experience with our offerings. Any such failure in our service could harm our reputation, business and operating results.

Our business depends on a strong brand, and if we are not able to develop, maintain and enhance our brand and reputation, including as a result of negative publicity, our business and operating results may be harmed.

We believe that developing, maintaining and enhancing our brand is critical to achieving widespread acceptance of our products and services, attracting new customers, retaining existing customers, persuading existing customers to adopt additional products and services and hiring and retaining our employees. We believe that the importance of our brand will increase as competition in our markets further intensifies. Successful promotion of our brand will depend on a number of factors, including the effectiveness of our marketing efforts, our ability to provide high-quality, reliable and cost-effective products and services, the perceived value of our products and services and our ability to provide quality customer support. Brand promotion activities require us to make substantial expenditures, which we may not be able to afford. The promotion of our brand, however, may not generate customer awareness or increase revenue.

We intend to rely on different marketing channels to acquire and retain customers and to promote our brands and our products.

We intend to employ a variety of marketing initiatives, including digital marketing (e.g., online display advertising, search engine marketing, social media and "affiliates" marketing) and retention marketing (e.g., e-mail, text messages and social media). Digital marketing is somewhat complex to undertake. Retention marketing is subject to customer consent which is not always granted or may be revoked. If our ability to execute our plans in any of these channels is inhibited, then our ability to acquire and retain customers may be impaired and our business, financial condition, results of operations, cash flows and prospects could suffer.

Our growth prospects may suffer if we are unable to develop successful offerings or if we fail to pursue additional offerings.

The industry in which we operate is subject to rapid and frequent changes in standards, technologies, products and service offerings, as well as in customer demands and expectations and regulations. We must continuously make decisions regarding in which offerings and technology we should invest to meet customer demand in compliance with evolving industry standards and regulatory requirements and must continually introduce and successfully market new and innovative technologies, offerings and enhancements to remain competitive and effectively stimulate customer demand, acceptance and engagement. Our ability to engage, retain, and increase our customer base and to increase our revenue will depend on our ability to successfully create new offerings, both independently and together with third parties. We may introduce significant changes to our existing technology and offerings or develop and introduce new and unproven products and services, with which we have little or no prior development or operating experience. The process of developing new offerings and systems is inherently complex and uncertain, and new offerings may not be well received by customers, even if well-reviewed and of high quality. If we are unable to develop technology and products that address customers' needs or enhance and improve our existing technology and offerings in a timely manner, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

Fraud, corruption or negligence related to sports events may adversely affect our business, financial condition and results of operations and negatively impact our reputation.

Our reputation and the strength of our brand are key competitive strengths. To the extent that the sports and sports betting industry as a whole or the Company, relative to its competitors, suffers a loss in credibility, our business will be significantly impacted. Factors that could potentially have an impact in this regard include fraud, corruption or negligence related to sports events, including as a result of actual or attempted or alleged match fixing, whether this involves our employees or not. Damage to reputation and credibility could have a material adverse impact on our regulatory licensure, business, financial condition and results of operations.

Any change in existing laws and regulations, or their interpretation or enforcement, or the regulatory climate applicable to our product and service offerings, could adversely impact our ability to operate some or all of our business as currently conducted or as we seek to operate in the future, which could have an adverse effect on our business, financial condition and results of operations.

In May 2018, the U.S. Supreme Court struck down the Professional and Amateur Sports Protection Act of 1992 ("PASPA") as unconstitutional. This decision has the effect of lifting federal restrictions on sports betting and thus allows U.S. states to determine by themselves the legality of sports betting. Since the repeal of PASPA, several states have legalized online sports betting. While we believe our business operations fall outside the purview of gaming and sports betting laws and regulations, should one or more states institute an enforcement action against us, there is no assurance that we would be successful in defending against such action. Any such outcome can be expected to have a significantly negative impact on our company, including our operating results.

Failure to protect or enforce our intellectual property rights, the confidentiality of our trade secrets and confidential information, or the costs involved in protecting or enforcing our intellectual property rights and confidential information, could harm our business, financial condition and results of operations.

We rely on trademark, copyright, trade secret, and domain-name-protection laws to protect our rights in intellectual property. However, third parties may knowingly or unknowingly infringe our rights in intellectual property, third parties may challenge intellectual property rights held by us, and pending and future trademark and patent applications may not be approved or courts/tribunals may not uphold our objections or claims. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. In any of these cases, we may be required to expend significant time and expense to prevent infringement or to enforce our rights. There can be no assurance that others will not offer products or services that are substantially similar to ours and compete with our business.

We will rely on licenses to use the intellectual property rights of third parties which are incorporated into our products and offerings. Failure to maintain, renew or expand existing licenses may require us to modify, limit or discontinue certain offerings, which could adversely affect our business, financial condition and results of operations.

We will rely on products, technologies and intellectual property that we license from third parties, for use in our offerings. A substantial portion of our offerings and services use intellectual property licensed from third parties. The future success of our business may depend, in part, on our ability to obtain, retain and/or expand licenses for popular technologies, data feeds, software platforms and games in a competitive market. We cannot assure that these third-party licenses, or support for such licensed products and technologies, will continue to be available to us on commercially reasonable terms, if at all. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the products that include or incorporate the licensed intellectual property. In the event that we cannot agree on appropriate licenses, we may be required to discontinue or limit our use of the relevant data and, to the extent that certain of our offerings or products or components thereof are entirely reliant on such data, we may therefore be unable to continue to provide certain offerings or products or components thereof, in which case our business, our results of operations, our financial results and our prospects may suffer.

If internet and other technology-based service providers experience service interruptions, our ability to conduct our business may be impaired and our business, financial condition and results of operations could be adversely affected.

A substantial portion of our network infrastructure is provided by third parties, including internet service providers and other technology-based service providers. We require technology-based service providers to implement cyber-attack-resilient systems and processes. However, if internet service providers experience service interruptions, including because of cyber-attacks, or due to an event causing an unusually high volume of internet use, communications over the internet may be interrupted and impair our ability to conduct our business. Any such system failure which causes a loss of our customers' property or personal information or a delay or interruption in our online services and products and e-commerce services, including our ability to handle existing or increased traffic, could result in a loss of anticipated revenue, interruptions to our offerings, cause us to incur significant legal, remediation and notification costs, degrade the customer experience and cause customers to lose confidence in our offerings, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.

Our key personnel and directors are critical to our business, and such key personnel may not remain with our company in the future.

We depend on the continued services of our Chief Executive Officer, B. Michael Friedman. If Mr. Friedman were to leave and not be replaced with sufficiently qualified and experienced personnel, our business could be adversely affected. Our continued success will depend, to a significant extent, upon the performance and contributions of Mr. Friedman and upon our ability to attract motivate and retain highly qualified management personnel and employees. We depend on Mr. Friedman to effectively manage our business in a highly competitive environment. We have not entered into an employment agreement with Mr. Friedman.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially.

Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Our company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

Our company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, we are not currently subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of our financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to our company of such compliance could be substantial and could have a material adverse effect on our results of operations.

Risks Related to the Offering and the Offered Securities

The SEC does not pass on the merits of the Offered Securities or the terms of the Offering, nor does the SEC pass upon the accuracy or completeness of any document or literature used by the Company in the Offering.

You should not rely on the fact that this Form C of the Company is accessible through the SEC's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to the Offering.

Neither the Offering nor the Offered Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon the Offering, the Company or the Offered Securities. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Offering will not receive any of the benefits that such registration would otherwise provide. Prospective investors must, therefore, assess the adequacy of disclosure and the fairness of the terms of the Offering on their own or in conjunction with their respective personal advisors.

There is no guaranty that an investment in the Offered Securities will yield a profit.

There is no assurance that a Purchaser of Offered Securities will realize a return on such Purchaser's investment or that such Purchaser will not lose such Purchaser's entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with such Purchaser's attorney and business advisors prior to making any investment decision with respect to the Offered Securities.

The Offered Securities are offered on a "best efforts" basis.

Because the Offered Securities are being offered on a "best efforts" basis, we may be unable to able to obtain enough funds through purchases of the Offered Securities to achieve the full business objectives described in this Form C. In such event, we would be required to seek other sources of capital, the availability of which cannot be predicted. Additionally, no person is committed to purchase any of the Offered Securities.

The Company has significant discretion over the net proceeds of the Offering.

The Company has significant discretion over the net proceeds of the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses, currently unforeseeable to management, will arise in the future. There can be no assurance that management's application of the proceeds from the Offering will translate into revenue or profitability for the Company. You are urged to review the information in the "Use of Proceeds" section, to better understand that the actual use of the net proceeds of the Offering may vary significantly.

There is no present market for the common stock that comprises the Offered Securities and we have arbitrarily set the offering price of the Offered Securities.

There is no trading market for the common stock that comprises the Offered Securities and there is no assurance that one will ever be established. In addition, we have arbitrarily established the offering price of the Offered Securities and is not based on any standard form of evaluation, such as book value. The offering price for the Offered Securities should not be considered an indication of their actual value and is not based on the Company's net worth or prior earnings. We cannot assure you that the Offered Securities could be resold by you at the price you paid for the Offered Securities, or at any other price.

You will suffer dilution in the net tangible book value of the Offered Securities you purchase in the Offering.

If you purchase any Offered Securities, you will suffer immediate dilution, due to the lower book value per share of our common stock compared to the offering price of the Offered Securities in the Offering.

We may seek additional capital that may result in shareholder dilution or that may have rights senior to those of our common stock.

From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other factors, our business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, which could cause our shareholders to experience dilution.

You may never realize any economic benefit from a purchase of Offered Securities.

There is no assurance that you will ever realize any economic benefit from your purchase of Offered Securities.

We do not intend to pay dividends on our common stock.

We intend to retain earnings, if any, to provide funds for the implementation of our business strategy. We do not intend to declare or pay any dividends in the foreseeable future. Therefore, there can be no assurance that holders of our common stock will receive cash, stock or other dividends on their shares of our common stock, until we have funds which our Board of Directors determines can be allocated to dividends.

An investment in the Offered Securities should be considered to long-term in nature.

There is not now, and may never be, a public market for the common stock comprising the Offered Securities. Because the Offered

Securities are being sold under exemptions to registration, and therefore have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Offered Securities may have certain transfer restrictions. Limitations on the transfer of the common stock comprising the Offered Securities may also adversely affect the price that you night be able to obtain for the Offered Securities in a sale in the future. You should be aware of the long-term nature of any investment in the Company.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Nevada, regardless of convenience or cost to a Purchaser of the Offered Securities.

In order to invest in the Offering, Investors agree to resolve disputes arising under the Subscription Agreement in state or federal courts located in the State of Nevada, for the purpose of any suit, action or other proceeding arising out of or based upon the Subscription Agreement, including those related to federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit an Investor's ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in the Offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiffs in any action under the Agreement.

Investors in this Offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of, or relating to, the Subscription Agreement, including any claims made under the federal securities laws. By signing the Subscription Agreement, Investor warrants that Investor has reviewed this waiver with the Investor's legal counsel, and knowingly and voluntarily waives the Investor's jury trial rights following consultation with the Investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been formally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Nevada, which governs the Subscription Agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the Subscription Agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

If you bring a claim against the Company in connection with matters arising under the Subscription Agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the Subscription Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the Subscription Agreement with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

The Company has the right to limit individual Investor commitment amounts based on the determination of an Investor's sophistication.

The Company may prevent an Investor from committing more than a certain amount of the Offering based on its determination of an Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline and to end the Offering early.

The Company may extend the Offering Deadline beyond that which is stated herein, if permitted to do so under Regulation Crowdfunding. This means that your investment may continue to be held in escrow while the Company attempts to rase the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment it will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Offered Securities will be issued and delivered to you.

The Company may also end the Offering early. If the Offering reached its Target Offering Amount after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investors five (5) business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate; it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple "rolling" closings during the Offering. If the Company meets certain terms and conditions an intermediate closing of the Offering cm occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Target Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate closing occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investments as it will be deemed to have been completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase Offered Securities at a particular purchase price will be reduced and you may be required to pay a higher price for the Offered Securities you elect to purchase.

Material changes to the Offering will cancel pending investments, unless an Investor reconfirms such Investor's commitment. Material changes to an offering include, but are not limited to, a change in minimum offering amount, change in the security price, change in management, material change to financial information. If the Company makes a material change to the offering terms or other information disclosed, including a change to the Offering Deadline, Investors will be given five (5) business days to reconfirm their investment commitments. If Investors do not reconfirm, their investments will be cancelled and the funds will be returned.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY ITS MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECT THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE OFFERED SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHERS, THE RISK FACTORS DISCUSSED ABOVE.

THE OFFERED SECURITIES INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Background

Moneyline Sports, Inc. was incorporated on April 24, 2023, in the State of Nevada.

With in corporate office in New York City, the Company is a provider of next generation predictive sports analytics and data products for U.S. sports, including NFL, NBA, MLB, and NCAA.

The Company has developed its real-time data and betting odds platform SportstraderAi™ driven by proprietary artificial intelligence and machine learning, providing sports fans and bettors professional tools to wager on major sports events.

The Company believes in the <u>math, not intuition</u>. The Company has partnered with leading operators and sportsbook platforms working to integrate our AI technology platform for deeper insight across the global sports betting and gaming industry. Since inception, the Company's mission has been to provide sports fans and bettors exceptional data tools to better forecast the outcomes of professional athletic matches.

It is axiomatic that the world loves sports, and the Company offers all the powerful and proven tools for tapping into that demand through our signature AI, predictive analysis and media platforms including: MoneylineSports.com and SportsTraderAi™

Soon after the 2018 Supreme Court decision to lift the national ban on sports gambling took effect, the sports betting industry saw explosive growth. Now, more than a third of the U.S. population can legally wager on sporting events online, while heavily-populated states continue to move towards legalization.

The Company intends to define, shape and drive growth of the current and future of sports wagering ecosystems, by providing advanced products, platform and marketing solutions directly to service providers and customers.

Oddsmaking, Risk Management & Trading Software for Fans and Sports Bettors

Proprietary Technology: Using Artificial Intelligence "AI", Predictive Analysis, machine learning and tracking technologies, we can significantly cut down the time it takes to research a bet.

<u>Data Science</u>: The path to converting a Sports Fan into a Sports Bettor isn't always linear or predefined. We enrich our understanding of every customer with behavioral data, query terms, clicks and more.

<u>Machine Learning</u>: Our algorithm simulates every single game thousands of times, play-by-play, giving you data nobody else can offer. Unlike the basic projections everybody else uses, our simulator measures a player's true range of outcomes, making it easy to find the best plays for the wager.

SportsTraderAi™ – The "ROBINHOOD" of Sports Betting

Sportstrader Ai™ is the first AI-driven, consumer-facing platform for betting odds and sports data. Battle tested in partnership with BetFair for large volume trading and syndicate betting, the Company intends to provide those interested in betting on sports legally within the U.S. a sophisticated user experience, featuring capabilities to run sports betting simulations across all the major sportsbooks.

Through its proprietary AI and machine learning solution, Sportstrader Ai™ allows bettors to view the odds, money lines and spreads in real-time from all the major sportsbooks. The platform also boasts easy-to-understand match-up statistics, GPT news and data on various sporting events that are designed to:

<u>Maximize ROI</u>: Find the winning bets every day.

<u>Identify Value</u>: Balance risk and reward to improve chances and win more in the long-term.

The Company does not allow any user to place bets directly on its trading platform in the U.S. In fact, the Company is not a part of any individual wager transaction. It does not, and does not intend to receive, negotiate or place bets on its own account, or on behalf of any third party. Eventually, the Company expect to be the #1 execution platform for wagers in the U.S., starting with licensed betting exchanges in New Jersey, including Sportstrade and Prophet Exchange.

The Company will offer a monthly subscription service and collect monthly fees from each user for access and download of the SportTrader Ai™ platform. Additionally, the Company will receive revenue for weekly oddsmaking and predictive strategies along with affiliate and CPA revenue derived through its partners and licensed betting services.

Competition

The Company will face significant competition for recognition within the sports betting industry, both as a platform for sports betting apps and for individual users. There is no assurance that the Company will be able to compete successfully in either or both of such segments.

Seasonality

With its initial operations being centered in the U.S., the Company expects that its business operations will reflect the seasonality experienced by the sports betting industry, that is, higher activity during football season (August through February).

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from the Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of the Offering and are due in advance of the closing of the Offering.

The Use of Proceeds set forth below assumes the payment of cash-based success fee to the Intermediary of six percent (6%) of the dollar amount raised in the Offering:

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Capital Expenditures	0%	$-0-	28%	$789,600
Working Capital	0%	$-0-	33%	$930,600
Reserve	100%	$14,100	39%	$1,099,800
Totals	*100%*	*$14,100*	*100%*	*$2,820,000*

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of the Offering for any category of at least ten percent (10%) in the table above, so as to assist you in understanding how the offering proceeds will be used.

- Capital Expenditures: This category includes expenditures on Subscriber Acquisition Costs, including Google Ad words, social media campaigns and television, Software Developer Expenses, Technical Support Expenses and Office Lease Expense.

- Working Capital: This category includes expenditures on Salaries and Wages, Legal and Accounting Fees for Planned Public Offering, Other Professional Service Fees and Travel.

- Reserve: Any expenditures from this category are expected to be associated with business opportunities that arise from time to time and that the Company's Board of Directors believes would serve to increase the Company's ability to expand its operations in the short term or in the long term.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name and Positions/Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
B. Michael Friedman *Founder, Director, Chief Executive Officer, Chief Financial Officer and Secretary*	Mr. Friedman has over two decades of Wall Street investment banking and private equity experience. Mr. Friedman is Founder and Principal of First Level Capital since 2007, a registered private equity firm in the U.S. and Canada, focused on private equity rounds within the Fintech, Green and Crypto sectors. Syndicate investments in which Mr. Friedman has been involved include Tevva, Kraken, Klarna, Instacart and Draft Kings, among others.	Mr. Friedman is a graduate of Columbia Business School's Venture Capital Program and earned a business degree from Florida State University, Tallahassee, Florida.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, of which 7,450,000 shares are issued and outstanding as of the date of this Form C.

Assuming only the Target Offering Amount is sold, 7,465,000 shares of Company common stock will be issued and outstanding.

Assuming all of the Offered Securities are sold, 10,450,000 shares of Company common stock will be issued and outstanding.

Assuming all of the Offered Securities are sold, [illegible] shares of Company common stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	7,450,000 shares
Par Value Per Share	$0.001
Voting Rights	One Vote per Share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares, which would limit, dilute, or qualify the Offered Securities.
Difference between this security and the securities issued pursuant to Regulation CF	They are the same securities.

Outstanding Options, SAFEs, Convertible Notes, Warrants

None.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Promissory Note
Creditor	B. Michael Friedman(1)
Amount Outstanding	$15,100
Interest Rate	10% per annum
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	Due on Demand
Date Entered Into	April 30, 2023

(1) Mr. Friedman is the Company's sole officer and director.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own, as of the date of this Form C.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
B. Michael Friedman	5,250,000 shares[1] – Common Stock	70.47%

(1) Includes 250,000 shares owned by First Level Capital, a company owned by Mr. Friedman. Does not included 500,000 shares owned by Mr. Friedman's wife, Isa Peguero Friedman, in which shares Mr. Friedman disclaims any beneficial ownership

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto, in addition to the following information. The Company's financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of April 30, 2023, the Company had $-0- in cash, which is not sufficient to continue as a viable enterprise. The Company must obtain additional capital, including in the Offering, in order to pursue its business plan.

Liquidity and Capital Resources

Liquidity and Capital Resources

The proceeds from the Offering are essential to establishing our operations. We plan to use the proceeds from the Offering as set forth above under the section entitled "Use of Proceeds," which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Offered Securities provide certain terms, the Intermediary has ascribed no pre-Offering valuation to the Company; the Offered Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their respective judgments. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

None.


**TRANSACTIONS WITH RELATED PERSONS
AND CONFLICTS OF INTEREST**


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on Section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a co-habitant occupying a relationship generally equivalent to that of a spouse.

The Company has entered into three transaction with its sole officer and director, B. Michael Friedman, as follows:

- In April 2023, Mr. Friedman loaned the Company $15,100, which loan bears interest at 10% per annum and is payable on demand.

- In May 2023, the Company issued 5,000,000 shares of its common stock to Mr. Friedman, in consideration of services to be performed on behalf of the Company. Such shares were valued at $.001 per share, or $5,000, in the aggregate.


TAX MATTERS


EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.


LEGAL MATTERS


Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are <u>TRUE</u> for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the Exchange Act) (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the Securities Act) (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Offered Securities, the Company will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website located at www.moneylinesports.tv.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Offered Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Offered Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933, as amended, and Regulation Crowdfunding (§ 227.100, et seq.), the Company, Moneyline Sports, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

MONEYLINE SPORTS, INC.

Dated: August 1, 2023.   By: _/s/ B. Michael Friedman_____
                                            B. Michael Friedman
                                            Chief Executive Officer
                                            and Chief Financial Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933, as amended, and Regulation Crowdfunding (§ 227.100, et seq.), this Form C has been signed by the following person in the capacities and on the date indicated.

Dated: August 1, 2023.   By: _/s/ B. Michael Friedman_____
                                            B. Michael Friedman
                                            Director, Chief Executive
                                            Officer, Chief Financial
                                            Officer, and Secretary

Instructions.

1.   The form shall be signed by the Company, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements of the Company



ASSURANCE DIMENSIONS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of Moneyline Sports Inc.

Opinion

We have audited the accompanying financial statements of Moneyline Sports Inc., which comprise the balance sheet as of April 30, 2023 and the related statements of operations, shareholders' deficit and cash flows for the period from April 25, 2023 (inception) to April 30, 2023, and the related notes to the financial statements (collectively the "financials statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moneyline Sports Inc. as of April 30, 2023, and the results of its operations and its cash flows for the period from April 25, 2023 (inception) to April 30, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Moneyline Sports Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has not yet begun operation and had an accumulated deficit of approximately $7,500 as of April 30, 2023. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Moneyline Sports Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053

www.assurancedimensions.com



Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Moneyline Sports Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Moneyline Sports Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.



Assurance Dimensions

Margate, Florida
July 26, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053

www.assurancedimensions.com

MONEYLINE SPORTS, INC.

BALANCE SHEET
As at April 30, 2023
Expressed in United States Dollars, except number of share

	Note		
Assets			
Current assets			
Cash		$	15,100
			15,100
Total assets		$	**15,100**
Liabilities			
Current liabilities			
Accounts payables and accrued liabilities	4	$	7,500
Note payable to related party	7		15,100
Total liabilities		$	**22,600**
Shareholders' equity			
Capital stock (par value $0.001, authorized shares 100,000,000, Nil shares issued and outstanding)	5	$	-
Accumulated deficit			(7,500)
Total shareholders' equity			**(7,500)**
Total liabilities and shareholders' equity		$	**15,100**

The accompanying notes are an integral part of this financial statement.

MONEYLINE SPORTS, INC.

STATEMENT OF OPERATIONS
For the period from April 24, 2023 (Date of incorporation) to April 30, 2023
Expressed in United States Dollars

	Note	
Revenue:	$	-
Total Revenue		-
Expenses:		
Professional fees		7,500
Total expenses		**7,500**
Net loss	$	**(7,500)**

The accompanying notes are an integral part of this financial statement.

MONEYLINE SPORTS, INC.

STATEMENT OF CHANGES OF SHAREHOLDERS' EQUITY

For the period from April 24, 2023 (Date of incorporation) to April 30, 2023
Expressed in United States Dollars, except number of share

	Note	Capital Stock		Additional Paid-in Capital	Accumulated Deficit	Total
		Shares	Amount			
Balance April 24, 2023		- $	-	$ -	$ -	$ -
Net loss		-	-	-	(7,500)	(7,500)
Balance April 30, 2023		- $	-	$ -	$ (7,500)	$ (7,500)

The accompanying notes are an integral part of this financial statement.

MONEYLINE SPORTS, INC.

STATEMENT OF CASH FLOWS

For the period from April 24, 2023 (Date of incorporation) to April 30, 2023
 Expressed in United States Dollars, except number of share

	Note	
Operating Activities		
Net loss	$	(7,500)
Change in operating assets and liabilities		
Accounts payable and accrued liabilities		7,500
Cash provided by operating activities		-
Financing Activities		
Proceeds from note payable	7	15,100
Cash provided by financing activities	$	**15,100**
Cash, beginning of period		-
Net increase (decrease) in cash		15,100
Cash, end of period	$	**15,100**

Supplemental Disclosure of Cash Flow Information
   Cash paid for interest $ -
   Cash paid for income taxes $ -

The accompanying notes are an integral part of this financial statement.

MONEYLINE SPORTS, INC.

NOTES TO THE FINANCIAL STATEMENTS
For the period from April 24, 2023 (Date of incorporation) to April 30, 2023
(*Expressed in United States dollars)*

1. Nature of Operations and Basis of Presentation

Description of the Company

Moneyline Sports Inc. a Nevada corporation with its corporate office in Reno, Nevada, was incorporated on April 24, 2023, and is a leading provider of next generation predictive sports analytics and data products for US sports including NFL, NBA, MLB, and NCAA. We refer to Moneyline Sports Inc. as "Moneyline," the "Company," "us," "we" and "our" in this financial statement. The Company has developed its real time data and betting odds platform SportstraderAi™ driven by proprietary artificialintelligence and machine learning, providing sports fans and bettors professional tools to wager on major sports events.

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). Preparing our financial statements requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies.

We believe that the assumptions underlying our financial statements are reasonable. However, these financial statements do not present our future financial position, the results of our future operations and cash flows.

2. Significant Accounting Policies

a) Use of estimates and judgments

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Recognition, Measurement and Disclosure

Fair Value Recognition, Measurement and Disclosure

The carrying amounts of cash reported on our balance sheet approximates fair value as we maintain them with various high-quality financial institutions. The accrued liabilities are short-term in nature

We disclose the fair value of our financial instruments based on the fair value hierarchy using the following three categories:

MONEYLINE SPORTS, INC.

NOTES TO THE FINANCIAL STATEMENTS
For the period from April 24, 2023 (Date of incorporation) to April 30, 2023
(*Expressed in United States dollars*)

2. Significant Accounting Policies (Continued)

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

b) Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are both readily convertible into known amounts of cash, and close enough to their maturity that they present insignificant risk of changes in value. The Company has no cash equivalents. The Company is exposed to credit risk on its cash in the event of default by the financial institutions to the extent account balances exceed the amount insured by the FDIC, which is $250,000. As at April 30, 2023, the Company did not have any cash in excess of the insured FDIC limit.

c) Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with Financial Accounting Standards Board ("FASB") ASC 740, Income Taxes ("ASC 740"), for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

MONEYLINE SPORTS, INC.

NOTES TO THE FINANCIAL STATEMENTS
For the period from April 24, 2023 (Date of incorporation) to April 30, 2023
(*Expressed in United States dollars*)

2. Significant Accounting Policies (Continued)

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. The current tax year will end on December 31, 2023, which remains open to assessment by the US federal and state tax authorities

d) Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326), measurement of Credit Losses on Financial Instruments," which replaces the existing "incurred loss" model for recognizing credit losses with an "expected loss" model referred to as the CECL model. Under the CECL model, the Company is required to present certain financial assets carried at amortized cost, such as insurance premium finance loans held for investment, at the net amount expected to be collected. The measurement of expected credit losses is based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company adopted this standard for the period ended April 30, 2023. There has been no impact on the current earnings due to the adoption of this standard.

3. Going Concern

These financial statements are prepared on a going concern basis. The Company has not yet begun operation as of April 30, 2023. The Company has raised or will raise sufficient cash to continue with its operations. These factors create substantial doubt about the Company's ability to continue as a going concern within the twelve-month period subsequent to the date that these financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

4. Accrued Liabilities

		As at April 30, 2023
Accrued expenses	$	7,500
Total	$	7,500

| **Total** | $ | 7,500 |

The accrued expenses represent the professional services received but not invoiced as at April 30, 2023.

MONEYLINE SPORTS, INC.

NOTES TO THE FINANCIAL STATEMENTS
For the period from April 24, 2023 (Date of incorporation) to April 30, 2023
(*Expressed in United States dollars*)

5. Capital Stocks

a) Authorized

The Company is authorized to issue 100,000,000 shares of common stock with par value of $0.001 per common stock.

b) Issued and outstanding

As at April 30, 2023, Nil shares of common stock were outstanding as the Company was recently incorporated. See Note 8 for subsequent issuance of common stock.

6. Income Tax

As of April 30, 2023, the Company had net loss of $7,500. The effective tax rate is expected to be 21% for the period ended April 30, 2023. There is no state tax effect for the current period because the Company does not have income activities in any states.

The provision for Federal income taxes consist of the following for the period ended April 30, 2023:

Current	$	–
Deferred		–
Net provision for Federal income taxes	$	–

The income tax recovery differs from the amount that would have resulted from applying the federal income tax rate to income before tax expenses as follows:

Loss before income taxes:	$	7,500
Federal tax rate		21%
Theoretical tax recovery at statutory rates	$	1,575
Change in valuation allowance		(1,575)
	$	–

Deferred taxes are a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences because it is not probable that future taxable profit will be available against which the Company can utilize the benefits there from:

Non-capital losses carried forward	$	7,500
Valuation allowance		(7,500)
	$	–

MONEYLINE SPORTS, INC.

NOTES TO THE FINANCIAL STATEMENTS
For the period from April 24, 2023 (Date of incorporation) to April 30, 2023
(*Expressed in United States dollars*)

6. **Income Tax (Continued)**

For income tax purposes, the Company has $7,500 in losses carried forward from the current period which can be used to reduce future year's taxable income. The Company's utilization of any net operating loss carry forward may be unlikely as a result of its intended activities. The increase of valuation allowance is primarily due to the increase of net operating losses in the current period. The management believes it is more likely than not that these assets will not be realized in the future.

7. **Related Party Balances and Transactions**

Mr. Michael Friedman is the sole Director of the Company. During the period ended April 30, 2023, Mr. Friedman has loaned an aggregate amount of $15,100 (the "Principal") to the Company to fund its operations and in return, the Company issued a Promissory Note to Mr. Friedman. According to the terms of the Promissory Note, the Principal is due and payable on demand with a 10% per annum interest until paid. The carrying amount approximates the Principal as of April 30, 2023, and is recorded as notes payable to related parties on the balance sheet. The accrued interest is nominal for the period ended April 30, 2023.

8. **Subsequent Events**

The Company has evaluated these financial statements for subsequent events through July 26, 2023, the date these financial statements were available to be issued. Management is not aware of any events that have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in the financial statements.

On May 1, 2023, the Company issued a total of 7,250,000 shares of common stock to nine persons, in consideration of services rendered on behalf of the Company, which shares were valued at $.001 per share, or $7,250, in the aggregate. Among which, 5,000,000 shares were issued to its Chief Executive Officer and Chairman, Mr. Michael Friedman.

On May 5, 2023, the Company issued a total of 75,000 shares of common stock at a price of $1.00 per share and received $75,000 in cash.

On July 1, 2023, the Company sold 100,000 shares of common stock at a price of $1.00 per share and received $100,000 in cash.

F-11

EXHIBIT B

Form of Subscription Agreement

_____

THESE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

SUBSCRIPTION AGREEMENT

This subscription agreement (the "Subscription Agreement") is entered into by and between Moneyline Sports, Inc., a Nevada corporation (the "Company"), and the undersigned investor ("Investor"), as of the date set forth on the signature page hereto. Any term used but not defined herein shall have the meaning set forth in the Company's Form C (defined below).

BACKGROUND

By the Company's Form C dated August 1, 2023 (the "Form C") , to which this Subscription Agreement relates, the Company is offering up to 3,000,000 shares of its Common Stock (the "Offered Shares") at an offering price of $1.00 per share, pursuant to Regulation CF of the Securities and Exchange Commission (the "SEC") and pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), without registration under the Securities Act.

Investor understands that the funds will be utilized by the Company in the manner set forth in the Form C.

INVESTOR INFORMATION		
Name of Investor		*SSN or EIN*
Street Address		
City	*State*	*Zip Code*
Phone	*E-mail*	*State/Nation of Residency*
Name and Title of Authorized Representative, if investor is an entity or custodial account		
Type of Entity or Custodial Account (IRA, Keogh, corporation, partnership, trust, limited liability company, etc.)		
Jurisdiction of Organization	*Date of Organization*	*Account Number*

CHECK ONE:

_____ Individual Investor _____ Custodian Entity _____ Tenants-in-Common
_____ Community Property _____ Corporation _____ Joint Tenants
_____ LLC _____ Partnership _____ Trust

If the Offered Shares are intended to be held as Community Property, as Tenants-In-Common or as Joint Tenancy, then each party (owner) must execute this Subscription Agreement.

1.　　　**Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C, Investor hereby irrevocably subscribes for the Offered Shares set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Investor acknowledges that the Offered Shares will be subject to restrictions on transfer as set forth in this Subscription Agreement.

2.　　　**Acceptance of Subscription and Issuance of Offered Shares.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this Subscription Agreement, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to Investor at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Offered Shares may be allocated among all other subscribers.

3.　　　**The Closing.** The closing of the purchase and sale of the Offered Shares (the "Closing") shall take place at such time and place as the Company may designate by notice to Investor.

B–1

4. **Payment for Offered Shares.** Payment for the Offered Shares shall be received by Fortress Trust, LLC (the "Escrow Agent") from Investor by wire transfer of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company and the Company shall issue the Offered Shares in the name of Investor in book-entry form and shall deliver evidence of such issuance to Investor. The book-entry representing the Offered Shares shall be verified by the Company's transfer agent and shall bear a notation that the Offered Shares were sold in reliance upon an exemption from registration under the Securities Act.

5. **Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

   (a)   The Company is duly formed and validly existing under the laws of Nevada, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

   (b)   The Offered Shares have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and non-assessable, and will conform in all material respects to the description thereof set forth in the Form C.

   (c)   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Offered Shares) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (1) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (2) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (3) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

   (d)   Assuming the accuracy of the Investor's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (1) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (2) for such other filings and approvals as have been made or obtained, or (3) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **Representations and Warranties of Investor.** Investor hereby represents and warrants to and covenants with the Company that:

   (a)   **General.**

       (1)   Investor has all requisite authority (and in the case of an individual, the capacity) to purchase the Offered Shares, enter into this Subscription Agreement and to perform all the obligations required to be performed by Investor hereunder,

and such purchase will not contravene any law, rule or regulation binding on Investor or any investment guideline or restriction applicable to Investor.

(2)   Investor is a resident of the state set forth on page 1 hereto and is not acquiring the Offered Shares as a nominee or agent or otherwise for any other person.

(3)   Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which Investor purchases or sells Offered Shares and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Investor is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

(4)   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

B–2

(b)   **Information Concerning the Company.**

(1)   Investor has received a copy of the Form C. With respect to information provided by the Company, Investor has relied solely on the information contained in the Form C to make the decision to purchase the Offered Shares.

(2)   Investor understands and accepts that the purchase of the Offered Shares involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. Investor represents that it is able to bear any and all loss associated with an investment in the Offered Shares.

(3)   Investor confirms that Investor is not relying and will not rely on any communication (written or oral) of the Company, Jumpstart Micro, Inc., d/b/a Issuance Express, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Offered Shares. It is understood that information and explanations related to the terms and conditions of the Offered Shares provided in the Form C or otherwise by the Company, Jumpstart Micro, Inc., d/b/a Issuance Express, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Offered Shares, and that neither the Company, Jumpstart Micro, Inc., d/b/a Issuance Express, nor any of their respective affiliates is acting or has acted as an advisor to Investor in deciding to invest in the Offered Shares. Investor acknowledges that neither the Company, Jumpstart Micro, Inc., d/b/a Issuance Express, nor any of their respective affiliates have made any representation regarding the proper characterization of the Offered Shares for purposes of determining Investor's authority or suitability to invest in the Offered Shares.

(4)   Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. Investor has had access to such information concerning the Company and the Offered Shares as Investor deems necessary to enable Investor to make an informed investment decision concerning the purchase of the Offered Shares.

(5)   Investor understands that, unless Investor notifies the Company in writing to the contrary at or before the Closing, each of Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Investor.

(6)   Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Offered Shares, without interest thereon, to Investor.

(7)   Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Offered Shares or made any finding or determination concerning the fairness or advisability of this investment.

(c)   **No Guaranty.** Investor confirms that the Company has not (1) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Offered Shares or (2) made any representation to Investor regarding the legality of an investment in the Offered Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Offered Shares, Investor is not relying on the advice or recommendations of the Company and Investor has made its own independent decision that the investment in the Offered Shares is suitable and appropriate for the undersigned.

(d)   **Status of Investor.** Investor has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Offered Shares. With the assistance of

Investor's own professional advisors, to the extent that Investor has deemed appropriate, Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Offered Shares and the consequences of this Subscription Agreement. Investor has considered the suitability of the Offered Shares as an investment in light of its own circumstances and financial condition and Investor is able to bear the risks associated with an investment in the Offered Shares and Investor's authority to invest in the Offered Shares.

      (e)   **Restrictions on Transfer or Sale of Offered Shares.**

      (1)   Investor is acquiring the Offered Shares solely for Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Offered Shares. Investor understands that the Offered Shares have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Investor and of the other representations made by Investor in this Subscription Agreement. Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(2)   Investor understands that the Offered Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that Investor may dispose of the Offered Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. Investor understands that the Company has no obligation or intention to register any of the Offered Shares, or to take action so as to permit sales pursuant to the Securities Act. Even when the Offered Shares become freely transferrable, a secondary market in the Offered Shares may not develop. Consequently, Investor understands that Investor must bear the economic risks of the investment in the Offered Shares for an indefinite period of time.

(3)   Investor agrees that Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Offered Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7.   **Conditions to Obligations of Investor and the Company.** The obligations of Investor to purchase and pay for the Offered Shares specified on the signature page hereto and of the Company to sell the Offered Shares are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of Investor contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8.   **Obligations Irrevocable.** Following the Closing, the obligations of Investor shall be irrevocable.

9.   **Legend.** The certificates, book entry or other form of notation representing the Offered Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Offered Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10.   **Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11.   **Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or Investor without the prior written consent of the other party.

12.   **Waiver of Jury Trial.** INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13.   **Submission to Jurisdiction.** With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Offered Shares by Investor ("Proceedings"), Investor irrevocably submits to the jurisdiction of the federal or state courts located in New York, New York, which submission shall be exclusive, unless none of such courts has lawful jurisdiction over such Proceedings.

14.   **Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to conflict of law principles thereof.

15.   **Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference

purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16.   **Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17.   **Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to Investor:	Investor's address supplied on page 1 hereof.
If to the Company:	31 Hudson Yards, 11th Floor, New York, New York 10001 Attention: B. Michael Friedman E-mail: michael@firstlevelcapital.com

18.   **Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19.   **Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of Investor and (iii) the death or disability of Investor.

20.   **Notification of Changes.** Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Offered Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of Investor contained in this Subscription Agreement to be false or incorrect.

21.   **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Investor has executed this Subscription Agreement on the date set forth below.

Dated: ______________________.

INDIVIDUAL INVESTOR

_______________	_______________
(Signature)	*(Subscription Amount)*
_______________	_______________
(Printed Name)	*(Number of Offered Shares Subscribed)*

CORPORATION/LLC/TRUST INVESTOR

_______________	_______________
(Name of Corporation/LLC/Trust)	*(Subscription Amount)*
_______________	_______________
(Signature)	*(Number of Offered Shares Subscribed)*
_______________	
(Printed Name)	
_______________	
(Title)	

PARTNERSHIP INVESTOR

_______________	$ _______________
(Name of Partnership)	*(Subscription Amount)*
_______________	_______________
(Signature)	*(Number of Offered Shares Subscribed)*
_______________	
(Printed Name)	

(Printed Name)

_____

(Title)

COMPANY ACCEPTANCE

The foregoing subscription for _____ Offered Shares, a Subscription Amount of $_____, is hereby accepted on behalf of Moneyline Sports, Inc., a Nevada corporation, this _____ day of _____, 2023.

MONEYLINE SPORTS, INC.

By: _____
              B. Michael Friedmen
              Chief Executive Officer

B–6

EXHIBIT C

Offering Promotional Material



MONEY**LINE**
S P O R T S

THE BOT BEHIND THE BET

INVESTOR DECK
AUGUST 2023

DISCLAIMER

THIS PRESENTATION IS CONFIDENTIAL AND IS BEING SUPPLIED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED, FURTHER DISTRIBUTED TO ANY OTHER PERSON OR PUBLISHED, IN WHOLE OR IN PART, FOR ANY PURPOSE.

This corporate presentation ("Presentation") is confidential and contains proprietary non-public information regarding Moneyline Sports Inc.", the "Company", "we", "us" or "our").

This Presentation is for information purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities of the Company. The information contained herein has been prepared for the purpose of providing interested parties with general information to assist them in their evaluation of the Company. Under no circumstances may the contents of this Presentation be reproduced, in whole or in part, in any form or forwarded or further redistributed to any other person. Any forwarding, distribution or reproduction of this document in whole or in part is unauthorized. By accepting and reviewing this document, you acknowledge and agree (i) to maintain the confidentiality of this document and the information contained herein, and (ii) to protect such information in the same manner you protect your own confidential information, which shall be at least a reasonable standard of care. The Company has not authorized anyone to provide prospective purchasers with additional or different information. In this Presentation all amounts are in US dollars unless stated otherwise.

This Presentation constitutes "forward-looking statements," within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations, assumptions and analyses made by us regarding the future of our business, future plans and strategies, our operational results and other future conditions. These forward-looking statements appear in a number of places throughout this Presentation and can be identified by use of words, such as "anticipates", or "believes," "budget," "estimates," "expects," or "is expected," "forecasts," "intends," "plans," "scheduled," or variations of such words and phrases or state that certain actions, events or results "may," "might," "will," "would," "could", "should," "continue," or be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future financial performance, financial condition, liquidity, levels of activity, performance, prospects, growth, goals or achievements or other future events. Although we base the forward-looking statements contained in this presentation on assumptions that we believe are reasonable, these forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual performance and financial results in future periods to differ materially from those anticipated in our forward-looking statements. Forward- looking statements do not take into account the effect that transactions or non- recurring or other special items announced or occurring after the statements are made have on our business. For example, they do not include the effect of asset impairments or other charges announced or occurring after the forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Despite a careful process to prepare and review the forward-looking statements, there can be no assurance that the underlying opinions, estimates, and assumptions will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management's expectations regarding our anticipated future performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this Presentation are made as of the date of this Presentation and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

This Presentation also contains or references certain market, industry and peer group data which is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although we believe these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. We have not independently verified any of the data from third party sources referred to in this presentation and accordingly, the accuracy and completeness of such data is not guaranteed.





Moneyline Sports Inc., a Nevada corporation with its corporate office in New York City, is a leading provider of next generation predictive sports analytics and data products for US sports including NFL, NBA, MLB, and NCAA.

The Company has developed its real-time data and betting odds platform *SportstraderAi* ™ driven by proprietary artificial intelligence and machine learning, providing sports fans and bettors professional tools to wager on major sports events.

At **Moneyline Sports**, we believe in the **Math**, *not Intuition*. We have partnered with leading operators and sportsbook platforms working to integrate our Ai technology platform for deeper insight across the global sports betting and gaming industry. Since inception, Moneyline Sports' mission is to provide sports fans and bettors exceptional data tools to better forecast the outcomes of professional athletic matches.







The Product - Sportstrader Ai™

Sportstrader Ai ™ *is the first AI driven consumer facing platform for betting odds and sports data. Battle tested in partnership with BetFair for large volume trading and syndicate betting, we* intend to provide those interested in betting on sports legally within the US a sophisticated user experience, featuring capabilities to run sports betting simulations across all the major sportsbooks.

Through Our proprietary AI and machine learning solution, **Sportstrader Ai™** allows bettors to view the odds, money lines and spreads in real-time from all the major sportsbooks. The platform also boasts easy-to-understand match-up statistics, GPT news and data on various sporting events.

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Find not just the winning bets, but also the smartest bets every day.

Identify Value
Balance risk & reward to improve your chances & win more in the long-term.

CORPORATE PRESENTATION

4





ODDSMAKING, RISK MANAGEMENT &TRADING SOFTWARE FOR FANS AND SPORTS BETTORS



Proprietary Technology Using extremely sophisticated Artificial Intelligence "AI", Predictive Analysis, machine learning and tracking technologies, we can significantly cut down the time it takes to research a bet.



Data Science The path to converting a Sports Fan into a Sports Bettor isn't always linear or predefined. We enrich our understanding of every customer with behavioral data, query terms, clicks and more.



Machine Learning Our algorithm simulates every single game thousands of times, play-by-play, giving you data nobody else can offer. Unlike the basic projections everybody else uses, our simulator measures a player's true range of outcomes, making it easy to find the best plays for the wager.







SportsTraderAi™
The "ROBINHOOD" of Sports Betting

IMPORTANT

Moneyline Sports does not allow any user to place bets directly on its trading platform in the US. The Company is not a part of any individual wager transaction. We do not, and do not intend to receive, negotiate or place bets on our own account, or on behalf of any third party. Eventually, we expect to be the #1 execution platform for wagers in the US, starting with licensed betting exchanges in New Jersey, including Sportstrade and Prophet Exchange.

Moneyline Sports receives a monthly subscription from each user for access and download of the SportTraderAi platform. Additionally, the Company receives revenue for weekly oddsmaking and predictive strategies along with affiliate and CPA revenue derived through our Partners and licensed betting services.









TEAM

We're a team of Geeks, developers, machine-learning engineers and
experienced venture capital guys that love sports betting!

EXECUTIVE BOARD

MICHAEL FRIEDMAN
Founder & CEO

20+ years Wall Street veteran and investment banker. LP of
unicorn venture fund with multiple exits including Draft Kings,
Kraken, and Instacart.

STRATEGIC ADVISORS

MATHEW COLEMAN
CEO, FANSXR

ASHLEY ADER
FOUNDER, VEGAS KINGS

DAN GRAVELLE
CEO, GOAL CAPITAL

FRANK TADEO
*SPORTS TRADER, SPORTS
ILLUSTRATED*



Key Partnerships

sportradar

FANDUEL

Nasdaq

BETMGM

ESPN DAILY WAGER

Genius SPORTS

DEALMAKER

sportsdata

FIRST LEVEL CAPITAL



PRE-IPO
GOALS & OBJECTIVES


Operations


North America Expansion

USE OF FUNDS


Tech Stack Development

2023-24 FINANCIAL GOALS

+50,000 Users	2 US Vendor Licenses
$5 M USD Revenue	+100K Subscribers Go-Live

Moneyline Sports is raising a up of $3M under REG CF @ $1.00 per share in new capital

Sports Technology & Media Sector

32 US states allow legal online wagers

Proprietary AI and predictive analysis

Experienced management team with successful exits

Targeting IPO on Nasdaq Q2 2024

**Note – See full Terms disclosed in the Term Sheet and Offer Documentation

Strategic Deals Are Shaping The U.S. Market

In 2021-22, companies invested over $20B in sports betting acquisitions and partnerships

Media Players

   

Launched full-service sports betting platform and app with the Stars Group

  

Integrated in-game sports betting information and interactive prediction element for select Washington Wizards games



Added 24/7 sports betting news on ESPN NEWS which complements the Daily Wager betting show

Sports Leagues



Became authorized sports betting partner along with BET MGM and FanDuel



Gained the exclusive right to sell NFL data to casinos and sportsbooks worldwide

 

Signed deal to become authorized MLB gaming operator, promoting more efficient in-game odds

Tech Players

Google

Lifted its long-held ban on gambling service advertising for Google and YouTube

STARS GROUP

Announced a merger that creates the world's largest online gaming and betting company



Launched new programmatic advertising platform that gives sports betting advertisers enhanced access



Roadmap 2023-24

Q1 2023
Complete development of Ai Module

Q2 2023
Launch SportstraderAi

Q3 2023
Complete REG CF investment round

Q4 2023
5,000 subscribers to SportsTraderAi @$69.95 a month

Q1 2024
File S-1 registration For IPO to US exchange

Q2 2024
Launch SportstraderAi with NJ license on US exchange Sportstrade.com

Q3 2024
25,000 subscribers SportstraderAi

Q3 2024
Moneyline Sports enters M&A transaction with listed Gaming SPAC

Q4 2024
Moneyline Sports publically listed Nasdaq Exceeding $5M in Revenue



In Conclusion

The world loves sports, and *Moneyline Sports* offers all the powerful and proven tools for tapping into that demand through our signature AI, predictive analysis and media platforms including: MoneylineSports.com and SportsTraderAi™

Soon after the 2018 Supreme Court decision to lift the national ban on sports gambling took effect, the sports betting industry saw explosive growth. Now, more than a third of the U.S. population can legally wager on sporting events online, while heavily-populated states continue to move towards legalization.

Moneyline Sports can define, shape and drive growth of the current and future of sports wagering ecosystems by providing advanced products, platform and marketing solutions directly to service providers and customers



CORPORATE PRESENTATION

12



MONEYLINE
SPORTS

31 Hudson Yards 11th Floor New York, NY 10001

THANK YOU

B. MICHAEL FRIEDMAN, CEO
info@Moneylinesports.com
www.moneylinesports.com